SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 19)*

ALBERTO-CULVER COMPANY

(Name of Issuer)

CLASS B COMMON STOCK, $.22 PAR VALUE PER SHARE

(Title of Class of Securities)

013068101

(CUSIP Number)

Marshall E. Eisenberg NEAL, GERBER & EISENBERG Two North LaSalle Street, Suite 2200 Chicago, Illinois 60602 (312) 269-8000	Carol L. Bernick 2525 Armitage Avenue Melrose Park, IL 60160 (708) 450-3051

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 013068101	13D	Page 2 of 6 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person Carol L. Bernick

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,929,220** 8. Shared Voting Power 6,393,999** 9. Sole Dispositive Power 6,853,220** 10. Shared Dispositive Power 3,469,999**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,323,219**

12.

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

            Excluded are (i) options to purchase 38,750 Class B shares and 388,000 Class A shares and (ii) 88,682 Class B shares and 477,291 Class A shares held directly by Bernick’s spouse; and 11,699 Class B shares held by Bernick’s spouse as a participant in the Alberto-Culver Employees Profit Sharing Plan. Bernick disclaims beneficial ownership of such shares.

☒

13.	Percent of Class Represented by Amount in Row (11). 30.50%

14.	Type of Reporting Person* IN

*	SEE INSTRUCTIONS

**	Includes shares of Class A Common Stock, $.22 par value per share (“Class A shares”), which will be converted by Alberto-Culver Company (the “Company”) on November 5, 2003 on a one-share-for-one-share basis into Class B shares in accordance with the terms of the Company’s Certificate of Incorporation.

CUSIP NO. 013068101	13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

	Title of Class of Securities:		Class B Common Stock, $.22 par value per share (“shares” or “Class B shares”)

	Name and Address of Issuer:		Alberto-Culver Company (the “Company”) 2525 Armitage Avenue Melrose Park, IL 60160

Item 2.	Identity and Background.

	(a)	Name of Person Filing:	Carol L. Bernick (“Bernick”)

	(b)	Address:	c/o Carol L. Bernick 2525 Armitage Avenue Melrose Park, IL 60160

	(c)	Principal Business:	Bernick, an individual, is a Director, Vice Chairman and Assistant Secretary of the Company, and President Alberto-Culver Consumer Products Worldwide, a division of the Company

	(d)	Prior Criminal Convictions:	None

	(e)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

	(f)	Citizenship/Organization:	U.S. Citizen

Item 3.   Source and Amount of Funds or Other Consideration.

On October 22, 2003, the Board of Directors of the Company approved the conversion of all of the issued Class A shares on a one-share-for-one-share basis into Class B shares in accordance with the terms of the Company’s Certificate of Incorporation (the “Conversion”). Such Conversion will become effective after the close of business on November 5, 2003. On October 22, 2003, Bernick owned 1,319,184 Class A shares (excluding options to purchase 147,000 Class A shares) to which she shares voting and investment power with respect to 536,346 Class A shares. Contemporaneously with the approval of the Conversion, (i) the Leonard H. Lavin Trust, u/a/d 12/18/87 (the “LHL Trust”), to which Bernick shares voting and investment power, transferred 1,460,538 Class B shares to the 1947 Limited Partnership (the “1947 Limited Partnership”), to which the LHL Trust shares voting power and has no investment power; (ii) the Bernice E. Lavin Trust, u/a/d 12/18/87 (the “BEL Trust”), to which Bernick shares voting and investment power, transferred 1,460,538 Class B shares to the 1947 Limited Partnership, to which the BEL Trust shares voting power and has no investment power, and (iii) the Carol L. Bernick Revocable Trust II, u/a/d 4/17/02 (the “Revocable Trust II”), to which Bernick has sole voting and investment power, transferred 2,924 Class B shares to the 1947 Limited Partnership, to which the Revocable Trust II shares voting power and has sole investment power with respect to all of the Class B shares in the 1947 Limited Partnership.

Item 4.   Purpose of Transaction.

Except for the Conversion, the transactions were for the Bernick family’s personal financial and estate planning rather than corporate purposes. The transactions were not undertaken for purposes of effecting any of the actions listed in this item.

CUSIP NO. 013068101	13D	Page 4 of 6 Pages

Item 5.	Interest in Securities of the Issuer.

	(a)	(i)	Amount of Class B Shares Beneficially Owned: 10,323,219 shares total: options to purchase 17,500 Class B shares and 147,000 Class A shares held directly; 104,476 Class B shares and 314,405 Class A shares held as trustee of the Carol L. Bernick Revocable Trust, u/a/d 4/23/93 (the “Revocable Trust”); 97,076 Class B shares and 361,809 Class A shares held as trustee of the Revocable Trust II; 482,562 Class B shares held as co-trustee of the CLB GRAT Trust, u/a/d 9/15/93 (the “CLB Trust”); 1,026,982 Class B shares held as trustee of the KSL Property Trust II (the “Property Trust”); 1,262,331 Class B shares held as co-trustee of the Carol L. Bernick and Children GRAT Trust, u/a/d 9/18/01 (the “CLB 2001 Trust”); 26,536 Class A shares held as trustee of a trust for the benefit of her daughter (the “Daughter’s Trust”); 100,200 Class A shares held as co-trustee of a trust for Bernick’s benefit; 80,088 Class A shares held as trustee of trusts for the benefit of certain of Bernick’s family members (the “Family Members Trusts”); 1,402,687 Class B shares and 64 Class A shares held as co-trustee of the BEL Trust; 1,184,566 Class B shares and 5,704 Class A shares held as co-trustee of the LHL Trust; 66,400 Class B shares and 35,000 Class A shares held by the Howard and Carol Bernick Family Foundation, a charitable private foundation of which Bernick is president and a Director (the “Bernick Family Foundation”); 280,000 Class B shares and 395,378 Class A shares held by the Lavin Family Foundation, a charitable private foundation of which Bernick is Vice President and a Director (the “Lavin Family Foundation”); 2,924,000 Class B shares held by the LHL Trust and BEL Trust as limited partners and the Revocable Trust II as the general partner of the 1947 Limited Partnership; and 8,455 Class B shares held as a participant in the Alberto-Culver Employees’ Profit Sharing Plan.

		(ii)	Percentage of Class B Shares Beneficially Owned: 30.50% total: .51% held directly; 1.28% as trustee of the Revocable Trust; 1.4% as trustee of the Revocable Trust II; 1.49% as co-trustee of the CLB Trust; 3.17% as trustee of the Property Trust; 3.90% as co-trustee of the CLB 2001 Trust; .08% as trustee of the Daughter’s Trust; .31% as co-trustee of a trust for Bernick’s benefit; .25% as trustee of the Family Member’s Trusts; 4.34% as co-trustee of the BEL Trust; 3.68% as co-trustee of the LHL Trust; .31% as a Director and the President of the Bernick Family Foundation; 2.06% as a Director and Vice President of the Lavin Family Foundation; 9.04% as general partner and limited partner of the 1947 Limited Partnership; and .03% as a participant in the Alberto-Culver Employees’ Profit Sharing Plan (based upon 32,358,425 Class B shares outstanding as of September 30, 2003).

	(b)	Number of Class B Shares as to which Bernick has:

(i)	Sole power to vote:	3,929,2201/

(ii)	Shared power to vote:	6,393,9992/

(iii)	Sole power to dispose:	6,853,2201/

(iv)	Shared power to dispose:	3,469,9992/

1/	The 3,929,220 shares held by Bernick and reflected as sole power to vote include options to purchase 17,500 Class B shares and 147,000 Class A shares held directly; 104,476 Class B shares and 314,405 Class A shares held by the Revocable Trust; 97,076 Class B shares and 361,809 Class A shares held by the Revocable Trust II; 482,562 Class B shares held by the CLB Trust; 1,026,982 Class B shares held by the Property Trust; 1,262,331 Class B shares held by the CLB 2001 Trust; 26,536 Class A shares held by the Daughter’s Trust; 80,088 Class A shares held by the Family Members Trusts and 8,455 Class B shares held as a participant in the Alberto-Culver Employees’ Profit Sharing Plan. In her capacity as trustee of the Revocable Trust II, Bernick has the sole power to dispose of the 2,924,000 Class B shares held by the 1947 Limited Partnership.

2/	The 6,393,999 shares held by Bernick and reflected as shared power to vote include 100,200 Class A shares held by a trust for her benefit; 280,000 Class B shares and 395,378 Class A shares held by the Lavin Family Foundation; 1,402,687 Class B shares and 64 Class A shares

CUSIP NO. 013068101	13D	Page 5 of 6 Pages

held by the BEL Trust; 1,184,566 Class B shares and 5,704 Class A shares held by the LHL Trust; 66,400 Class B shares and 35,000 Class A shares held by the Bernick Family Foundation and 2,924,000 Class B shares held by the 1947 Limited Partnership. In her capacity as trustee of the Revocable Trust II, Bernick has the sole power to dispose of the 2,924,000 Class B shares held by the 1947 Limited Partnership.

Bernick shares the power to vote the 100,200 Class A shares held by a trust for her benefit; 280,000 Class B shares and the 395,378 Class A shares held by Lavin Family Foundation; 1,402,687 Class B shares and 64 Class A shares held by the BEL Trust; 1,184,566 Class B shares and 5,704 Class A shares held by the LHL Trust; and 2,924,000 Class B shares held by the 1947 Limited Partnership with Leonard H. Lavin and Bernice E. Lavin. Bernick shares the power to vote and dispose of 66,400 Class B shares and 35,000 Class A shares held by the Bernick Family Foundation with Howard B. Bernick, Peter Bernick, Elizabeth Bernick and Craig Bernick. Certain information regarding Mr. Lavin, Mrs. Lavin, Howard Bernick, Peter Bernick, Elizabeth Bernick and Craig Bernick is presented below:

(i)	Name of Person:	(1) (2)	Leonard H. Lavin Bernice E. Lavin
		(3) (4)	Howard B. Bernick Peter Bernick
		(5) (6)	Elizabeth Bernick Craig Bernick

(ii)	Address:	(1)-(6)	2525 Armitage Avenue
Melrose Park, Illinois 60160

(iii)	Principal Business:	(1)	Leonard H. Lavin, an individual, is a Director and the Chairman of the Company
		(2)	Bernice E. Lavin, an individual, is a Director and the Vice Chairman, Secretary and Treasurer of the Company
		(3)	Howard B. Bernick, an individual, is a Director and the President and Chief Executive Officer of the Company
		(4)	Peter Bernick, an individual, is a student
		(5)	Elizabeth Bernick, an individual, is a student
		(6)	Craig Bernick, an individual, is an employee of the Company

(iv)	Prior Criminal Convictions:	None

(v)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

(vi)	Citizenship/Organization:	U.S. Citizen

Also excluded are (i) options to purchase 38,750 Class B shares and 388,000 Class A shares and (ii) 88,682 Class B shares and 477,291 Class A shares held directly by Bernick’s spouse; and 11,699 Class B shares held by Bernick’s spouse as a participant in the Alberto-Culver Employees Profit Sharing Plan. Bernick disclaims beneficial ownership of such shares. Bernick disclaims beneficial ownership of such shares held by her spouse and they are not included above.

(c)	None, except as reported in Item 3 above.

(d)	None.

(e)	Not applicable.

CUSIP NO. 013068101	13D	Page 6 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2003

Signature:	/s/ Carol L. Bernick
Name/Title:	Carol L. Bernick, individually; as trustee or co-trustee of various trusts; and as an officer of several foundations.